September 20, 2022

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Margaret Schwartz Jeffrey Gabor Christie Wong Mary Mast

Re:	Clearmind Medicine Inc. Registration Statement on Form F-1 Filed August 18, 2022 File No. 333-265900

Dear Ms. Schwartz:

On behalf of Clearmind Medicine Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated September 1, 2022, relating to the above referenced Registration Statement on Form F-1 (File No. 333-265900) filed by the Company on August 18, 2022.

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 2 to the F-1 (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Registration Statement.

Registration Statement on Form F-1, Filed August 18, 2022

Company Overview, page 1

1.	We note your response to our prior comment number 1. Please revise to specifically state how the FDA’s approval of your proposal would accelerate development.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 83 of Amendment No. 2 to clarify that If the FDA grants the Company the ability to use the hybrid model that includes AUD patients, the Company’s timeline for the clinical development of MEAI could be accelerated as it will potentially allow the Company to submit only one IND application, IRB application and one set of study reports for both Phase I and Phase IIa of its clinical trial. Furthermore, this model allows the Company to reach its target population quicker, hence getting more substantial safety data on its target population at an earlier stage.

Management’s Discussion and Analysis

Overview, page 76

2.	Please revise here, on pages 13 and 14, and throughout the filing to disclose the net losses for the years ended October 31, 2021 and 2020 in CAD$ that agree with your Statements of Operations on page F-5. In addition, please revise throughout the filing to consistently use CAD$ to denote when the amount is in the Canadian dollar. For example, you disclose net losses for the six months ended April 30, 2022 in CAD$ on page 76, however, your disclosure for the years ended October 31, 2021 and 2020 on the same page uses the $ to discuss your results of operations.

Response: In Response to the Staff's comment, the Company revised its disclosure throughout Amendment No. 2 to consistently disclose the net losses for the years ended October 31, 2021 and 2020 in CAD$ such that they conform to the Company’s Statements of Operations on page F-5. The Company has also revised its disclosure throughout Amendment No. 2 to consistently present U.S. dollars as “$” and Canadian dollars as “CAD$.”

Business

Pre-Clinical Studies

National Institute on Drug Abuse Study, page 91

3.	We note your response to our prior comment number 3. Please revise to remove any implication that your product candidate is safe as this determination is solely within the authority of the U.Ss. Food and Drug Administration and comparable regulatory bodies. In this regard, please revise to qualify your statements that your product candidate has “less of a tendency to be abused” and that is offers “a safer alternative to MDMA.” Also it appears premature to state that MEAI and MDMA can both be used for similar forms of pharmaceutical therapy to treat mental health disorders like PTSD and AUD. Additionally, please revise to disclose your assessment that MEAI and MDMA are chemically similar, as you do in your response letter dated August 18, 2022, and clarify more specifically why MEAI might have a lower likelihood of abuse than MDMA.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 91 of Amendment No. 2 to clarify that it was the opinion of the authors of the study that MEAI has less of a tendency to be abused than MDMA. In addition, the Company has removed references to MEAI providing a safer alternative to MDMA. Further, the Company has clarified that MDMA has not been approved to treat any mental health disorders, and certain treatments containing MDMA are currently under review by the FDA. Third, the Company has clarified that based on the findings of the authors of the study that the mechanism of action in MEAI is similar to MDMA, the effects of MDMA and MEAI are similar, as opposed to their chemical composition. Finally, the Company clarified that the authors of the study found that MEAI has a lower likelihood of abuse than MDMA because, based on their research, MEAI was shown to release less dopamine and more serotonin when compared to MDMA, and dopamine releases have been shown in drug abuse literature to create more abuse liability than serotonin releases.

Intellectual Property, page 94

4.	Please revise to clarify that certain pending patent applications were jointly filed with or otherwise involve SciSparc, as you state on page 125.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 94 of Amendment No. 2 to clarify that it has filed patent applications jointly with SciSparc covering (i) compositions comprising MEAI and n-acylethanolamines and uses thereof; and (ii) MEAI for the treatment of cocaine addiction.

Certain Relationships and Related Party Transactions

Cooperation Agreement with SciSparc Ltd., page 125

5.	Please file the Cooperation Agreement with SciSparc Ltd. as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has filed its Cooperation Agreement with SciSparc Ltd. as an exhibit to Amendment No. 2.

Please contact me at +1 312 372 2000 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its draft Registration Statement on Form S-1.

Sincerely,

/s/ David Huberman

cc: Adi-Zuloff Shani, Chief Executive Officer

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